UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 29)*

Penske Automotive Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 per share)

(Title of Class of Securities)

70959W103

(CUSIP Number)

Lawrence N. Bluth, Esq.

General Counsel

Penske Corporation

2555 Telegraph Rd.

Bloomfield Hills, MI 48302

248-648-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Penske Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,181,121 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,181,121 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,218,820 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person CO

(1)

The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 39.9% of the Voting Common Stock outstanding.

(2)

The parties to the Stockholders Agreement (as defined in Item 6 in Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, as amended, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 8 to Schedule 13D filed on October 23, 2017 by Mitsui, Mitsui reported beneficial ownership of 14,455,221 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Penske Corporation would beneficially own 48,636,342 shares, representing 56.7% of the Voting Common Stock outstanding.

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Roger S. Penske

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 583,338

	8.	Shared Voting Power 34,635,482 (1)

	9.	Sole Dispositive Power 583,338

	10.	Shared Dispositive Power 34,635,482 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,218,820 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person IN

(1)

454,361 of these shares are held indirectly by a trust.  The parties to the Stockholders Agreement (as defined in Item 6 to Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui.  In Amendment 8 to Schedule 13D filed on October 23, 2017 by Mitsui, Mitsui reported beneficial ownership of 14,455,221 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Mr. Penske would beneficially own 49,674,041 shares, representing 57.9% of the Voting Common Stock outstanding.

CUSIP No. 70959W103	13D

This Amendment No. 29 (this “Amendment”) amends and supplements the amended Schedule 13D filed on behalf of Penske Corporation, a Delaware corporation, and Roger S. Penske with the Securities and Exchange Commission on September 8, 2016 (the “Schedule 13D”), relating to the voting common stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”).  Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D (the “Reporting Persons”). Information reported in the Schedule 13D remains in effect to the extent that is amended, restated or superseded by information contained in this Amendment or a prior amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to reflect the following transaction:

•                  On October 20, 2017, Penske Corporation, through its wholly owned subsidiary, Penske Automotive Holdings Corp., as Purchaser, and Mitsui, as Sellers, entered into a Purchase Agreement, which provided for the sale of 1,103,996 shares of Voting Common Stock owned by Mitsui to Purchaser for a cash purchase price of $45.29 per share (the “Mitsui Purchase Agreement”), which is filed as an exhibit to this Amendment and is incorporated by reference herein.  Additionally, on October 20, 2017, Penske Corporation and Mitsui entered into a Letter Agreement, pursuant to which the parties amended certain provisions of the Stockholders Agreement to, among other things, increase the number of shares of Voting Common Stock exempt from the tag-along rights of Mitsui from 1,992,408 to 3,096,404.  All other provisions of the Stockholders Agreement remain in full force and effect.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Annex A to this Amendment and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used to purchase the 1,103,996 shares of Voting Common Stock acquired by Penske Corporation as described in Item 5 below was approximately $50,000,000.  Such funds were obtained from the working capital of Penske Corporation.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:  The Voting Common Stock to be purchased by Penske Corporation pursuant to the Mitsui Purchase Agreement was purchased for investment purposes.  Upon the closing of the transaction, Penske Corporation and Mitsui entered into a Letter Agreement, pursuant to which the parties amended certain provisions of the Stockholders Agreement to, among other things, increase the number of shares of Common Stock exempt from the tag-along rights of Mitsui from 1,992,408 to 3,096,404.  All other provisions of the Stockholders Agreement remain in full force and effect. A copy of the Mitsui Purchase Agreement and the Letter Agreement are filed with this Amendment as Exhibits 20 and 21 and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Based on information provided by the Company, as of October 18, 2017, there were 85,768,120 shares of Voting Common Stock outstanding.  Based on this amount of shares of Voting Common Stock outstanding:

(a)         As of October 20, 2017:

•                  Penske Corporation beneficially owned 35,218,820 shares of Voting Common Stock, representing 41.1% of the Voting Common Stock outstanding.  These figures reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group.  The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 39.9% of the outstanding Voting Common Stock.  See Annex A for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

•                  Roger S. Penske beneficially owned 35,218,820 shares of Voting Common Stock, representing 41.1% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement (as defined in Item 6 in Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, as amended, each of Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui.  Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 8 to Schedule 13D filed on October 23, 2017 by Mitsui, Mitsui reported beneficial ownership of 14,455,221 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation and Roger S. Penske would beneficially own 49,674,041 shares of Voting Common Stock, representing 57.9% of the Voting Common Stock outstanding.

(b)         As of October 20, 2017:

Penske Corporation shared power to direct the vote of 34,181,121 shares of Voting Common Stock and shared power to direct the disposition of 34,181,121 shares of Voting Common Stock.  See Annex A for information with respect to directors and executive officers of Penske Corporation.

Roger S. Penske had the sole power to direct the vote of 583,338 shares of Voting Common Stock, shared power to direct the vote of 34,635,482 shares of Voting Common Stock, had the sole power to direct the disposition of 583,338 shares of Voting Common Stock and shared power to direct the disposition of 34,635,482 shares of Voting Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Credit Agreement

On May 11, 2016, Penske Corporation entered into a Credit Agreement for a $700 million credit facility maturing on May 11, 2021 (the “Credit Agreement”), replacing its existing $550 million credit facility. In connection with the Credit Agreement, Penske Corporation entered into a Guarantee and Collateral Agreement (the “Collateral Agreement”) pursuant to which Penske Corporation granted, for the benefit of the lenders under the Credit Agreement, a security interest in substantially all of Penske Corporation’s property, including 34,181,121 shares of Voting Common Stock beneficially owned by Penske Corporation (the “Pledged Stock”).

Under the Credit Agreement, subject to certain exceptions, Penske Corporation may not dispose of Pledged Stock, unless it obtains the consent of the required lenders under the Credit Agreement.

In the absence of an event of default under the Credit Agreement, Penske Corporation is entitled to receive all cash dividends paid by the Company in respect of the Pledged Stock in the normal course of business and exercise voting and corporate rights with respect to the Pledged Stock. If an event of default occurs and is continuing under the Credit Agreement, the administrative agent under the Credit Agreement (the “Administrative Agent”) will be entitled to (i) receive any cash dividends payable in respect of the Pledged Stock, (ii) exercise all voting and corporate and other rights with respect to the Pledged Stock and (iii) exercise all remedies under the New York Uniform Commercial Code granted to secured parties, including the sale of all or a portion of the Pledged Stock. Under the Credit Agreement, an event of default will occur only after any requirement for the giving of notice, the lapse of time, or both, shall have been satisfied.

If, upon an event of default, the Administrative Agent exercises its right to sell the Pledged Stock, and in so doing deems it advisable to have the Pledged Stock registered under the Securities Act of 1933, Penske Corporation must, to the extent permitted by law and to the extent Penske Corporation can contractually do so, cause the Company to register the Pledged Stock under the Securities Act of 1933.

Mitsui Purchase Agreement

See Item 4 to this Amendment, which is incorporated herein by reference.

Letter Agreement

See Item 4 to this Amendment, which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 20                                        Purchase Agreement, dated as of October 20, 2017, by and among Penske Automotive Holdings Corp., Mitsui & Co. Ltd. and Mitsui & Co. (U.S.A.), Inc.

Exhibit 21                                        Letter Agreement re: Amendment of PAG Stockholders Agreement, dated as of October 20, 2017, by and among Penske Corporation, Penske Automotive Holdings Corp., Mitsui & Co. Ltd. and Mitsui & Co. (U.S.A.), Inc.

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSKE CORPORATION

/s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.

Vice Chairman

October 23, 2017

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roger S. Penske
Roger S. Penske

October 23, 2017

CUSIP No. 70959W103	13D

Annex A

Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	78,233
Claude H. Denker III	President, Penske Corporation (1)	22,243
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	6,905
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
DIRECTORS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	78,233
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D’Arcy	Partner, Quantum Group LLC 2301 W. Big Beaver Road, Suite 535 Troy, MI 48084	1,500
Gregory W. Penske	President, Penske Motor Group, LLC 3534 N. Peck Road El Monte, California 91731	33,420
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,594
Richard J. Peters	Managing Director, Transportation Resource Partners, L.P. (1)	20,760
Patrick G. Ryan, Jr.	Chief Executive Officer, Incisent Labs Group 833 W. Jackson Blvd., Suite 800 Chicago, IL 60607	0
Matthew P Cullen	CEO, Jack Entertainment 580 Monroe Detroit, MI 48226	0
Brian Hard	President, Penske Truck Leasing Corporation 2675 Morgantown Road Reading, PA 19607	22,634

Michael Eisenson	Co-Chairman, Charlesbank Capital Partners 200 Clarendon Street, 54th Floor Boston, MA 02116	91,687
R. Jamison Williams, Jr.	Senior Partner, Williams, Williams, Rattner & Plunkett 380 N. Woodward Ave., Suite 300 Birmingham, MI 48009	3,224
Charles G. McClure	Managing Partner, Michigan Capital Partners 39520 Woodward Ave., Suite 205 Bloomfield Hills, MI 48304	0
Blair Penske Hall	Private Investor, c/o Penske Corporation (1)	2,450
Jay C. Penske	Chairman and CEO, Penske Media Corporation 11175 Santa Monica Blvd. Los Angeles, CA 90025	0
Mark H. Penske	Chairman and CEO, United Advisors Wealth Management 40 Wall Street, Suite 1708 New York City, NY 10005	0

(1)  The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.